Contact

www.linkedin.com/in/cory-casilio-a07a621b0 (LinkedIn)

Cory Casilio

CFO / Co Founder at YelliApp
Sedona, Arizona, United States

Experience

Terra Tech, LLC
CFO / Co Founder

YelliApp
CFO / Co-Founder
July 2019 - Present (4 years 2 months)
Los Angeles, California, United States